NR10-22	July 27, 2010

International Tower Hill Reports Initial Drill Results from the Summer 2010 Livengood Drill Program, Alaska

Highlights

  MK-RC-0355: 7.6m @ 3.3 g/t gold – Lillian Frontier Area
  MK-RC-0362: 6.1m @ 2.9 g/t gold - Lillian Frontier Area
  MK-RC-0364: 41.2m @ 1.3 g/t gold – Sunshine Infill
  MK-RC-0366: 18.3m @ 1.2 g/t gold & 83.8m @ 1.1 g/t gold – Core Zone Infill
  MK-RC-0372: 80.8m @ 1.0 g/t gold – Core Zone Infill

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the results from the initial 19 holes completed in its 45,000-metre Summer 2010 Livengood Exploration Program (Figure 1).  The drill program is focused on the conversion of resources to measured and indicated through infill drilling, as well as step-out resource expansion and testing of new district-scale exploration targets.  The Company is currently operating five drills at Livengood (three RC and two core rigs).

Highlights of the ongoing 2010 work program at Livengood include:

  The Money Knob deposit at Livengood continues to expand in several directions: at depth (RC-0366, 83.8m at 1.1 g/t gold and RC-0364, 59.4m @ 0.7 g/t), to the west in the Lillian area (RC-0355, 7.6m @ 3.3 g/t gold and RC-0362, 6.1m @ 2.9 g/t), and to the southeast in the Sunshine Zone (MK-RC-0365, 21.3m @ 0.8 g/t gold).
  The Company has begun the Money Knob pre-feasibility study with the initiation of hydrological studies, surface mine facility location analysis, phase 2 metallurgical studies (combined milling and heap leaching), deposit-scale geotechnical studies, and continuing environmental baseline data collection.
  The Company anticipates finishing its updated PEA within the next few weeks - the analysis will include the June 2010 expanded resource, a combined mill-heap leach recovery system, and an initial evaluation of gold recovery by standard CIL (carbon in leach) versus flotation.

Jeff Pontius, President and CEO, stated “These initial Summer 2010 drill results are confirming our understanding of the Livengood deposit and its potential to grow in several directions.  In addition, our regional exploration program, which is focused on finding more Money Knob type deposits on our district scale land package, is in full swing and is bearing fruit for future drill targets.  Our operational team is making excellent progress in advancing the project down the development and permitting path, a process which we will continue to accelerate.”

Northwest
Sunshine Zone
Core Zone
Lillian
392
367
363/369
371/377
364
370
356
358
365
Tower
Money Knob
359
362
355
357
360
361
354
372
368
366
Southwest
172
380
Olive
0
0.35
0.7
kilometres
Drill Holes
In June 2010 Resource
This report
Drilled, assays pending
Cum. Grade Thickness
75 g/t x m
100 g/t x m
150 g/t x m
200 g/t x m

Figure : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface in angled drill holes and so are offset from the collar locations shown.

Expansion and Exploration Potential

Initial encouraging results from the western frontier of the deposit in the Lillian area (Fig.1 and Table 1; RC-0355, 7.6m @ 3.3 g/t gold and RC-0362, 6.1m @ 2.9 g/t) and anomalous gold in soils has prompted additional stepout drilling 400 metres north and west of known mineralization, where RC-0392 (Fig. 1, assays pending) intersected strongly altered favourable host rocks.  Additionally, encouraging alteration associated with abundant diking in hole MK-RC-380 (assays pending) has been returned from the new Olive area where hole MK-RC-0172 had 75 metres @ 1g/t gold and 27 meters @ 1.8 g/t gold (at which point the hole was lost in mineralization).  This ongoing drilling suggests the Money Knob deposit will continue to grow in area.  In addition, the Company is engaged in aggressive district-wide surface exploration to define new deposits similar to Money Knob along trend.

Table 1: Significant New Frontier Intercepts*

(*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.)

Drill Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area
MK-RC-0355	27.43	35.05	7.62	3.29	Lillian
	217.93	233.17	15.24	0.56
MK-RC-0359	no significant intercepts
MK-RC-0362	32.00	38.10	6.10	2.90	Lillian
	108.20	111.25	3.05	3.27

Infill Program

The 2010 infill drilling program is a key component in the Livengood pre-feasibility study, and has three main goals: (i) to convert the bulk of the resource in the mine plan to measured and indicated, (ii) better define the higher grade areas of the deposit, and (iii) to extend the mineralization at depth because many of the existing drill holes have ended in mineralization.  This work is being done with a combination of core and RC drilling (two core rigs and one RC drill).  Although it is early in the program, it appears from initial drilling that the Company is significantly expanding the Core Zone downward (RC-0366, 83.8m at 1.1 g/t gold and RC-0364, 59.4m @ 0.7 g/t, Table 2).  In addition, the Company is continuing with its normal 75 metre stepout drilling on the margins of the deposit, the results of which are shown in Table 3.

Table 2: Significant Infill Drilling Intercepts*

(*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.)

Drill Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area
MK-RC-0364	140.21	181.36	41.15	1.31	Sunshine Zone
includes	143.26	160.02	16.76	2.30
	185.93	196.6	10.67	0.94
	396.24	455.68	59.44	0.72
includes	440.44	454.15	13.71	1.61

MK-RC-0366	182.88	201.17	18.29	1.19	Core Zone
includes	185.93	195.07	9.14	1.92
	242.32	326.14	83.82	0.77
	252.98	259.08	6.1	1.68
	284.99	292.61	7.62	1.37
	330.71	414.53	83.82	1.10
	333.76	339.85	6.09	2.53

MK-RC-0367	163.07	181.36	18.29	0.51	Sunshine Zone
	210.31	284.99	74.68	0.72
includes	266.7	271.27	4.57	2.41
	289.56	309.37	19.81	0.53

MK-RC-0368	126.49	134.11	7.62	1.61	Core Zone
	156.97	219.46	62.49	0.75
includes	156.97	164.59	7.62	1.62
includes	185.93	204.22	18.29	0.99
	259.08	289.56	30.48	0.78
	335.28	373.38	38.1	0.54

MK-RC-0370	114.30	156.97	42.67	0.74	Sunshine Zone
	160.02	172.21	12.19	0.99

MK-RC-0372	120.4	192.02	71.62	0.83	Core Zone
	198.12	278.89	80.77	1.01
	304.80	335.28	30.48	0.41

Table 3: Significant Stepout Drilling Intercepts*

(*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste.)

Drill Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area
MK-RC-0354	35.05	44.20	9.15	0.65	Southwest

MK-RC-0356	149.35	190.50	41.15	0.43	Sunshine
	217.93	225.55	7.62	0.68
	313.94	333.76	19.82	0.62
	368.81	385.57	16.76	0.61
	390.14	405.38	15.24	0.90
MK-RC-0357	240.79	271.27	30.48	0.54	Money Knob

MK-RC-0358	170.69	179.83	9.14	1.01	Sunshine
	210.31	220.98	10.67	0.81
MK-RC-0360	275.84	281.94	6.10	0.89	Money Knob
	335.28	359.66	24.38	0.46
MK-RC-0361	217.93	231.65	13.72	0.85	Money Knob

MK-RC-0363	225.55	246.89	21.34	0.52	Tower
	Lost hole, re-drilled as RC-0369

MK-RC-0365	50.29	71.63	21.34	0.81	Sunshine
includes	50.29	53.34	3.05	3.25
	152.40	160.02	7.62	0.70
	190.50	193.55	3.05	3.32

MK-RC-0369	207.26	222.50	15.24	1.52	Tower
	214.88	222.50	7.62	2.21
	358.14	368.81	10.67	0.74
	359.66	364.24	4.58	1.14

MK-RC-0371	53.34	62.48	9.14	0.74	Tower
	Lost hole, redrilled as RC-0377 (assays pending)

Livengood Project Highlights

  Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.  The latest resource estimate (as at May 25, 2010) of 409 Mt at an average grade of 0.83 g/t gold (10.9Moz Indicated) and 94 Mt at an average grade of 0.79 g/t gold (2.4Moz Inferred), both at a 0.5 g/t gold cut-off grade, making it one of the largest new gold discoveries in North America (See NR 10-21).
  The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 202 Mt at an average grade of 1.07 g/t gold and Inferred Resources of 40 Mt at an average grade of 1.06g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
  Ongoing metallurgical studies are focussing on the potential use of milling, with a flotation-gravity circuit, which has returned initial recoveries to a concentrate of 89% offering a significant potential for operational and capital cost savings.  Optimization work is ongoing for these processing alternatives, as they have potential to make significant positive impacts on project economics.
  The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.
  The Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.
  ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a member of SME, AusIMM and SAIMM.  Mr. Brechtel is not independent of ITH, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048), of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum from early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.